Mail Stop 0408


								June 30, 2006






Mark E. Kaplan, Esquire
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, New York 10020


Re: 	Cowen Group, Inc.
      Amendment No. 3 to Registration Statement on Form S-1
      File No. 333-132602
      Filed June 26, 2006



Dear Mr. Kaplan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. We note your allocation of restricted stock on page 95 and your addition of the reserved share program on page 130. Please revise your references, on page 1 and throughout the document, to the 14 percent of restricted stock that you are awarding employees to disclose the following:
* after the offering, directors, executive officers and employees will beneficially own between 21.5 and 26.5 percent of the outstanding shares and this percentage will increase further within the first year and each year thereafter as you intend to issue additional shares to the executive officers and other employees as part of their annual compensation;
* you are initially awarding 6.5 percent of your outstanding stock to
Mr. Fennebresque, who serves as your Chairman, CEO and President and disclose the value of the award;
* the amount and value of stock you are awarding to executive officers and the amount and value of stock you are awarding to senior employees;
* clarify whether the awards of stock are subject to anti-dilution protection;
* the amount and value of stock options you are awarding to executive officers and the amount and value of stock options you are awarding to senior employees; and
* you are reserving 5 percent of the stock being offered for certain directors, executive officers and employees as well as other persons and disclose how much of this is being offered to directors and executive officers.

2. From the disclosures about the restricted stock awards, we are unable to understand whether the shares have been issued but are subject to restriction or have not been issued but will be issued upon vesting requirements being met. Please review the legal status of the restricted stock awards and revise the filing throughout to provide consistent disclosures about these awards, including disclosures about their inclusion or exclusion from common stock issued and outstanding.

3. We note your responses to comment 1 of our letter to you dated
June
6, 2006. Please revise your various references to Societe Generale`s so called "indemnification" of you for litigation expenses to disclose of the following information:
* you, not Societe Generale , will be indemnifying Societe Generale for the entire estimated costs of $79 million of all known pending and threatened litigation and certain known regulatory matters;
* Societe Generale will only indemnify you if the actual costs exceed the estimated costs of $79 million;
* Societe Generale will keep the funds to the extent that the actual costs are less than the estimated costs of $79 million; and
* disclose when you and Societe Generale will determine the amount that you will pay for the estimated costs.


Overview, page 1
4. As we requested in comment 3 of our letter to you dated June 6, 2006, please disclose, in the third paragraph, the aggregate range of the amount of benefits that Societe Generale will receive in connection with the offering and separation. In addition, please disclose the aggregate costs, direct and indirect, to you of the separation, going public and related transactions and agreements and the effects, both immediate and prospective, on your financial condition and results of operations.

5. As we requested in comment 4 of our letter to you dated June 6, 2006, please revise the section as follows:
* revise your reference, in the second paragraph, that you will have
$207 million in capital to disclose that you will be reducing your capital from $387 million because you will be giving $180 million to
Soc Gen;
* disclose, in the second paragraph, that your revenues from trading
has declined each year for the past five years from approximately
$176
million in 2001 to approximately over $93 million in 2005; and
* disclose, in the last sentence of the second paragraph, that in three of the five past years you suffered losses of over $74 million in 2003, over $229 million in 2002 and over $107 million in 2001 and disclose the number of quarters in 2004, 2005 and 2006 in which you suffered losses.


Benefits to Our Executive Officers and Other Senior Employees, page 8
6. We note your response to comment 7 of our letter to you dated
June
6, 2006.  Please revise this section as follows:
* disclose the range of aggregate value of benefits; and
* disclose how and when these benefits will affect your expenses and earnings in future periods.



Failure to Achieve and Maintain Effective Internal Controls, page
17
7. We note your revisions to this section. Please revise as follows:
* disclose the aggregate amount of the restatements;
* identify, using bullet points, each of the reasons for the restatements and the amount of the restatements for each of the affected years;
* clarify that each of the financial statements had been audited by your current auditor;
* clarify that your removal of the note form the registration statement was permitted, but not required, by accounting rules; and
* disclose the basis for your claim that "management currently does not believe the restatement was a result of a material weakness in our internal controls" and offer an explanation for the restatements. Please provide more detailed discussion of this issue, particularly detailed analysis of the basis for your claim and a detailed explanation, in a separately captioned section in the MD&A after your discussion of the separation, including your analysis of the causes of your failure to properly account for these matters and any changes you have made in your internal controls, audits, policies or procedures as a result.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 37

Overview, page 37
8. We note your response to comment 11 of our letter to you dated
June
6, 2006.  As we have requested, please comply with Instruction 3 to
Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future
financial condition."   At the outlet of your overview, please
quantify in the aggregate and list individually using bullet points the various costs of the separation, transition to a public company and other expenses and costs including the change in taxes and disclose when these costs will be incurred.

9. We note your response, on pages 37 and 38, to comment 12 of our letter to you dated June 6, 2006. Please revise your discussion, on page 37, as follows:
* delete your claim, in the first sentence of the third paragraph, that your financial results have been "significantly impacted by broader market conditions" since others in your industry have experienced greater growth in sales and investment banking under the same market conditions;
* revise your discussion, on the ninth line of the third paragraph on page 37, of the "increase in our volume and of both securities and strategic advisory assignments since 2003" to discuss the fact that the volume is still below the levels in 2001; and
* revise your statement, on the thirteenth line of the third paragraph on page 37, that your "results from time to time have been different from those indicated by broader market trends" as follows:
o indicate the periods to which you are referring;
o disclose that generally, not just from time to time, your results have been lower than trends; and
o delete the characterization of your results as "different" to indicate whether they were higher or lower.

10. We note your response, on pages 37 and 38, to comment 12 of our letter to you dated June 6, 2006. Please revise your discussion, on page 38, as follows:
* revise your references, in the first paragraph on page 38, to "pricing pressures" and "pressures on trading volumes" to explain whether you mean lower prices and lower trading;
* disclose, in the third paragraph, whether in prior years, your compensation and benefits have been at 58% to 60% of total revenues or whether this represents an increase;
* revise your statement that the options and restricted stock are a
"one time grant" to disclose, in the third paragraph, the expense that you will incur each year relating to these grants until they are fully vested; and
* disclose compensation and benefit expense as a percentage of total revenues including these grants for the years until they all vest.

11. We note your statements in your response letter, dated June
12,
2006, to comment 27 of our letter to you dated June 6, 2006. Please revise this section to include your statement, in the third paragraph, that "The company does not calculate marginal costs of providing services, nor does it price its services using marginal costs." Please explain how you determine whether it is profitable for you to offer a particular service or product.

12. Please provide a separately captioned section, in your MD&A after your discussion of the separation, which sets forth disclosure and analysis of any agreements with your auditor to limit or otherwise affect your ability, or that of your successors, to bring legal action against the auditor and/or limit or otherwise affect the extent and/or type of remedies that you may seek from the auditor. Please analyze the effect and potential effect on you and your shareholders.


Separation from Societe Generale, page 39
13. We note your response to comment 13 of our letter to you dated June 6, 2006. As we requested, please identify and quantify the financial resources you will use to fund this growth.

14. We note your response to comment 14 of our letter to you dated June 6, 2006. As we requested, please comply with Instruction 3 to
Item 303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please provide detailed discussion and analysis, in a separately captioned section, of how these additional costs and expenses and the change in tax rates will affect your financial condition and operating results for the current fiscal year and subsequent fiscal years including your ability to operate at a profit and your ability to grow.


Compensation Expense, 46

15. We note your response to comment 16 of our letter to you dated
June 6, 2006.   Please revise this section as follows:
* disclose, in the first paragraph how much of your compensation expense has been attributable to directors and executive officers;
* disclose, in your first paragraph, whether in the past your compensation and benefits expense has been at the same percentage of revenues as you plan for the future and, if not, disclose the percentages for the past three years;
* quantify, in the second paragraph, the aggregate and individual cost of the awards of stock options, restricted stock and cash and disclose how much of each cost is attributable to directors and executive officers; and
* revise this section and other sections on the same subject to include in this section your statement, in your response letter, dated
June 12, 2006, to comment 27 that "the Company does not base its compensation decisions directly on annual or other periodic revenue performance" and explain in this section the basis for your compensation decisions and how this statement is consistent with your practice to set compensation as a percentage of revenue.
Clearing Agreement, page 115
16. We note your response, in this section and in your cover letter, to our comment 22 of our letter to you dated June 6, 2006. Please revise this section as follows:
* disclose the extent to which your pricing is "somewhat higher" under the new agreement; and
* disclose the estimated increase in annual expenses (based on last years activity) as a result of this new agreement.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina M. Harley at (202) 551-3695 or
Donald
A. Walker, Jr. at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. 	Phyllis G. Korff, Esquire
      Skadden, Arps, Slate, Meagher & Flom  LLP
      Four Times Square
      New York, New York 10036




Mark E. Kaplan, Esquire
Cowen Group, Inc.
June 30, 2006
Page 8